UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF nº 90.400.888/0001-42

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil"), in response to OFFICIAL LETTER/CVM/SEP/GEA-1/Nº 393/2014 received on July 29, 2014, requesting clarification about the news disclosed by the website “Estadão.com.br” on said date, titled “Santander Brazil negotiates the acquisition of Banco Bonsucesso, says source”, disclosing that Santander Brasil would be on the final stages of negotiating to the acquisition of Banco Bonsucesso, clarifies that Santander Brasil is analyzing the alternatives in order to develop its activities on the payroll loans segment and, therefore, Banco Santander is negotiating with Banco Bonsucesso. However, until the present moment, no linked document has been firmed.

Santander Brasil will keep informed its shareholders and the market about any other material fact relating to such negotiation.

São Paulo, July 30, 2014.

Angel Santodomingo Martell

Investors’ Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 30, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer